Morgan Stanley & Co. International plc

25 Cabot Square, Canary Wharf

London E14 4QA

United Kingdom

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

VIA EDGAR AND FACSIMILE

May 7, 2014

Barbara C. Jacobs, Assistant Director

Jan Woo, Attorney-Adviser

Christine Davis, Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc.

Registration Statement on Form F-1, as amended (Registration No. 333-194996)

Ladies and Gentlemen:

We hereby join Cheetah Mobile Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 5:00 P.M., Eastern Daylight Time on May 7, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 25, 2014, through the date hereof:

Preliminary Prospectus dated April 25, 2014:

3,657 copies to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

MORGAN STANLEY & CO. INTERNATIONAL PLC
J.P. MORGAN SECURITIES LLC
As Representatives of the several Underwriters

By: MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ ALAIN LAM
Name:	ALAIN LAM
Title:	MANAGING DIRECTOR

[Signature Page to Underwriters’ Acceleration Request]

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Jeff Zajkowski
Name:	Jeff Zajkowski
Title:	Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]